

A **powerful** combination

AngloGold & Ashanti Goldfields

A transaction which brings together the financial and technical resources of AngloGold with the reserve base and growth potential of Ashanti creating a combination strategically placed for sustained value growth.

anglogold

ASHANTI GOLDFIELDS COMPANY LIMITED

Certain forward-looking statements



Certain statements in this presentation are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, those statements concerning (i) timing, fulfillment of conditions and completion of the proposed transaction, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the proposed transaction. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the proposed transaction and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the U.S. Securities and Exchange Commission (the "SEC") including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the proposed transaction that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold nor Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

Shareholders are reminded that there can be no assurance that the Merger will be implemented. Consequently holders of AngloGold and Ashanti securities are advised to exercise caution when dealing in relevant securities until a further announcement is made.

Summary



The Transaction

- AngloGold to merge with Ashanti by way of a scheme of arrangement
- Combined group to be called AngloGold Ashanti and will trade as Ashanti AngloGold in Ghana

The Terms

- 0.26 AngloGold shares for every Ashanti share
- US$8.36 per Ashanti share (as at close 1 August) [1]
- US$7.96 per Ashanti share (as at close 15 May) [2]
- 12% premium for Ashanti shareholders on 15 May [2]
- 34% premium based on 30 day average price prior to 15 May [3]

Anticipated Benefits

- Accretive to earnings per share from 2004 [4]
- A 31% increase in reserves and significant brownfields exploration potential
- A US$20/oz reduction in cash costs at Obuasi over the next 5 years
- US$15 million per annum in synergies [5]

Notes:
1 Based on AngloGold ADS/Ashanti GDS on NYSE as at close 1 August 2003, trading day prior to announcement made by AngloGold and Ashanti (source:Datastream)
2 Based on AngloGold ADS/Ashanti GDS on NYSE as at close 15 May 2003, day prior to the announcements made by AngloGold and Ashanti (source: Datastream)
3 Based on average closing prices of AngloGold ADS/Ashanti GDS on NYSE for 30 trading days up to and including 15 May 2003 (source: Datastream)
4 Accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold shareholders, this should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments will be greater than those for any relevant preceding financial period
5 First full year after completion of the merger, before transaction expenses

AngloGold & Ashanti



A powerful combination …

Growth	• Underground potential (Obuasi) • Land positions • Potential of improved operating performance	✓
Synergies	• Consolidation of Geita ownership • Financing, administrative costs • Technical expertise	✓
Scale [1]	• #1 in reserves • Leading gold producer • US$1 billion EBITDA [2]	✓
Operating strength	• Competitive cash costs • Long-life assets • Well diversified asset base	✓
Investment appeal	• c. US$8.3 billion market capitalisation [3] • Enhanced share trading liquidity • c. 2/3 trading in North America [4]	✓

Notes:

1 Based on public filings

2 Pro forma earnings before interest, tax, depreciation and amortisation ("EBITDA") calculated in accordance with International Financial Reporting Standards for the 2002 financial year

3 Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti

4 Based on share trading volumes for the twelve months up to and including 1 August 2003 (source: Datastream)

Ashanti





25
20
15
10
5
0
Attributable proven and probable reserves (Moz)

	Tonnes (million)	Grade (g/t)	Reserves (Moz)	Production (oz)	Costs (US$/oz)
Obuasi	60.8	6.1	11.9	537,219	207
Geita (50%)	35.2	4.2	4.7	289,522	172
Iduapriem (80%)/ Teberebie (90%)	39.2	1.7	2.1	157,419	241
Siguiri (85%)	47.1	1.2	1.8	228,898	241
Bibiani	11.4	2.3	0.8	242,432	189
Freda-Rebecca	4.8	2.5	0.4	98,255	214
Youga (45%)	2.2	3.3	0.2	-	-
TOTAL	**200.7**	**3.4**	**22.0**	**1,553,745**	**207**

Source: Public filings as at 31 December 2002
Note: Data presented on an attributable basis – costs represent cash costs including royalties

anglogold

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED

Growth potential: Obuasi Deeps



- Obuasi orebody extends at depth below the deepest level of current workings (1,500m depth)
- High grade extensions of orebody projected below 50 level and indicated by exploration intersections down to 66 level (2,000m depth)
- Orebody is extrapolated to extend to a depth of 3,000m
- Higher grade of ore below 50 level compared to that mined currently and in the current plan for the remaining life of mine allows potential for increased gold production and/or to transform operation to a low tonnage-high grade gold producer
- US$44 million[1] of exploration expenditure over the next five years
- Dedicated project team to undertake feasibility study
- Conceptual plans for optimal development under review
- Total potential capital expenditure anticipated to be US$570[1] million in real terms for the Obuasi Deeps development
- Life of Obuasi potentially extended to 2040 or beyond

Note:
1 AngloGold management forecasts. US$44 million of exploration expenditure is included in the anticipated US$570 million of capital expenditure

AngloGold & Ashanti: Global presence



Global presence, focused in some of the most prospective regions in the world...


USA
Cripple Creek & Victor
Yatela
Sadiola
MALI
GUINEA
Siguiri
GHANA
Obuasi
Iduapriem / Teberebie
Bibiani
Morila
Geita
TANZANIA
BRAZIL
Serra Grande
Morro Velho
NAMIBIA
ZIMBABWE
Navachab
Freda-Rebecca
Union Reefs
AUSTRALIA
Sunrise Dam
SA operations
ARGENTINA
Cerro Vanguardia
LEGEND
AngloGold operations (as at 31 December 2002)
Ashanti operations (as at 31 December 2002)

AngloGold & Ashanti: African champion

Unparalleled operational and exploration activities throughout Africa...


LEGEND
AngloGold operations (as at 31 December 2002)
AngloGold exploration projects
Ashanti operations (as at 31 December 2002)
Ashanti exploration projects
Gold belt
Yatela
Sadiola
MALI
GUINEA
Siguiri
GHANA
Morila
IVORY COAST
Obuasi
Iduapriem / Teberebie
Bibiani
D R CONGO
TANZANIA
Geita
Navachab
ZIMBABWE
Freda-Rebecca
VAAL RIVER
Tau Lekoa
Kopanang
Great Noligwa
Moab Khotsong
ERGO
WEST WITS
TauTona
Savuka
Mponeng
SOUTH AFRICA



anglogold

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED

Growth potential: Greenfields/Brownfields



Global growth prospects


CANADA
USA
Cripple Creek & Victor
MONGOLIA
Yatela
Morila
Sadiola
Siguiri
MALI
GUINEA
GHANA
IVORY COAST
Serra Grande
D R CONGO
TANZANIA
Geita
Obuasi
Iduapriem / Teberebie
Bibiani
BRAZIL
ZIMBABWE
Union Reefs
NAMIBIA
AUSTRALIA
SA operations
Morro Velho
SOUTH AFRICA
Cerro Vanguardia
ARGENTINA
Navachab
Boddington
Sunrise Dam
LEGEND
Greenfields exploration
Mines with brownfields exploration

Synergy benefits



Total annual synergies of US$15 million per annum expected … [1]

- Consolidation of Geita ownership
- Reduced financing costs
- Reduction of administrative and procurement costs
- Technical capabilities including potential to reduce expenditure for outsourced functions

Note:
1 From first full year after completion of the merger, before transaction expenses

Scale: #1 in reserves



The world's largest reserve base …



AngloGold & Ashanti¹
71.2
22.0
93.2
Barrick
86.9
Newmont²
83.2
Gold Fields³
81.1
Placer Dome
52.9
0
20
40
60
80
100
120
Attributable proven and probable gold reserves (Moz)

Source: Public filings as at 31 December 2002

Note:

1 AngloGold reserves adjusted for sale of Amapari and Jerritt Canyon

2 Adjusted for sale of interest in TVX Newmont Americas and Echo Bay

3 As at 30 June 2003

… 31% increase relative to AngloGold's existing reserve base

Scale: Production



Leading production …



Newmont¹
7.3
AngloGold & Ashanti²
5.7
1.6
7.3
Barrick
5.7
Gold Fields³
4.5
Placer Dome
2.8
0
2
4
6
8
10
2002 pro forma attributable gold production (Moz)

Source: Public filings as at 31 December 2002

Notes:

1 Gold sales, with estimated adjustments to exclude equity interests in TVX Newmont Americas and Echo Bay

2 AngloGold production adjusted for the sale of Jerritt Canyon

3 Adjusted to 31 December 2002 year end

… 27% increase relative to AngloGold's existing production

Operating strength: Quality assets



Substantial long-life asset base …

Mines with 15+ year life of mine plans

	Country	'02 Production ('000 oz)	'02 Cash costs[4] ($/oz)
Geita	Tanzania	579	175
Mponeng	South Africa	466	178
Morro Velho	Brazil	205	131
Obuasi	Ghana	537	207
Boddington expansion project [1]	Australia	225 [3]	147 [3]
Moab Khotsong [2]	South Africa	360 [3]	129 [3]

- Total AngloGold & Ashanti pro forma cash costs[4] estimated to be US$220 per ounce for six months to 30 June 2003[5]

Source: AngloGold and Ashanti 2002 annual reports

Notes:

1 Due to commence construction following agreement of JV partners

2 Due to commence production in 2003

3 Estimated average annual attributable production and average annual cash cost

4 Inclusive of royalties on an attributable basis

5 In 2003 AngloGold has been adversely effected by the weaker US dollar

… with competitive cash costs

anglogold

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED

Operating strength: Diversification

A well diversified portfolio

Attributable reserves – pro forma geographic distribution


South America 5%
East & West Africa 33%
Australia 7%
North America 5%
South Africa 50%

Source: Public filings as at 31 December 2002

Investment appeal: Size



Re-enforcing AngloGold's leading market position …


Newmont
14,452
Barrick
9,257
AngloGold/Ashanti¹
7,163
1,089
8,252
Gold Fields
5,588
Placer Dome
5,014
Harmony²
2,355
Buenaventura
2,299
Goldcorp
2,180
Kinross
2,029
Newcrest
1,896
Meridian
1,254
Lihir
992
ARMgold²
823
Avgold
773
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Market capitalisation (US$m)

Source: Datastream (as at close 1 August 2003, the trading day prior to announcement)

Notes:

1 Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti

2 Merger of Harmony and ARMgold pending, separate market capitalisation data shown

Investment appeal: Share liquidity

…with liquidity on a par with the North American majors

Last twelve months average daily shares traded relative to free float


Shares traded as % of free float
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.8%
0.9%
1.0%
1.2%
1.2%
Gold Fields
Barrick
AngloGold & Ashanti
Placer Dome
Newmont

Source: Datastream (twelve months up to and including 1 August 2003, the trading day prior to announcement), pro forma adjustment for free float to AngloGold data only, illustrating average daily shares traded relative to current shares in issue excluding shares held by Anglo American plc

anglogold

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED

Investment appeal: Liquidity

… trading largely driven by North America

AngloGold & Ashanti share trading – pro forma geographic distribution


South Africa
27%
Europe
2%
US
71%

Source: Datastream

Notes:

1 Based on share trading volumes over the twelve months up to and including 1 August 2003, the trading day prior to announcement

2 AngloGold share trading volume does not include Australian Stock Exchange listing

3 Only includes Ashanti share trading volumes on NYSE



Investment appeal: Dividends



… continuing to pass strong cash flow to shareholders


Dividend yield (%)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.5
0.8
1.3
3.3
4.5
Newmont
Placer Dome
Barrick
Gold Fields
AngloGold

Source: Datastream (as at close 1 August 2003, the trading day prior to announcement) based on US$ share prices and dividends

Hedging



Actively managed hedging position

Pro forma June 2003 hedge position

	2002 Production ('000 oz)	Hedge Delta (Moz)	Hedge marked-to-market (US$m)
AngloGold	5,939	8.7	(179.3)
Ashanti	1,626	6.0	(147.6)
Combined	**7,565**	**14.7**	**(326.9)**

- Combined hedge within AngloGold policy, percentage hedged of five years production moves from 29% to 39%, only a small position beyond the ten year limit
- Continue reducing combined hedge book by delivering into the book
- Combined scheduled maturities – 1.2 million ounces in 2003
- Continue to actively manage the hedge book
- Ashanti marked-to-market loss absorbed in fair value adjustments

Debt



Combined company gearing at comfortable levels

Pro forma debt position for the combined group:

- Total Debt of US$1,183 million (at 30 June 2003) [1]
- Net Debt of US$832 million (at 30 June 2003) [1]
- Net Debt to Total Capital Employed of 17.6% (at 30 June 2003) [1]
- Net Debt to EBITDA of 0.76 times (2002) [1,2]
- EBITDA to Net Interest of 36 times (2002) [1,2]
- Likely restructuring of debt to effect planned savings

Notes:

1 Pro forma estimates based on 30 June 2003 and 31 December 2002 figures, net debt includes estimated adjustments for cash cancellation of outstanding options and proceeds from the exercise of the remaining Ashanti warrants

2 EBITDA calculated in accordance with International Financial Reporting Standards

AngloGold & Ashanti



A compelling transaction … for Ashanti shareholders

- Significant premium
  - US$8.36 per share [1]
  - 34% premium based on 30 day average price to 15 May [2]
- Enhanced operating profile
  - significantly larger reserve base
  - lower cash costs
  - well diversified asset portfolio
- Increased financial strength
  - removes existing capital constraints to future development
  - high dividend yield
- Much improved share trading liquidity
- Sharing in upside potential
  - synergies
  - growth through greenfields/brownfields development

Notes:
1 Based on AngloGold ADS/Ashanti GDS on NYSE as at close 1 August 2003, the trading day prior to announcement (source: Datastream)
2 Based on average closing prices of AngloGold ADS/Ashanti GDS on NYSE for 30 trading days up to and including 15 May 2003 (source: Datastream)

AngloGold & Ashanti



A compelling transaction … for AngloGold shareholders

- Enhances AngloGold's strategic position
  - Reserves: 31% increase [1]
  - Production: 27% increase [1]
  - Market capitalisation: 15% increase to US$8.3 billion [2]
  - Cash costs: US$220 per ounce at 30 June 2003 on a pro forma basis [3]
  - Life: Two key long-life assets, Obuasi and outstanding interest in Geita
  - Risk diversification: Production outside South Africa increased by over 65% [1]
- Financially attractive
  - accretive to earnings per share [4]
- Good cultural fit
- Improved share trading liquidity
- Sharing in upside potential
  - synergies
  - greenfields/brownfields development

Notes:

1 Based on information from AngloGold Form 20-F for the year ended 31 December 2002 (adjusted Amapari/Jerritt Canyon) and Ashanti's 2002 annual report

2 Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti

3 Based on information from AngloGold and Ashanti second quarter results

4 Accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold shareholders, this should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments will be greater than those for any relevant preceding financial period

AngloGold & Ashanti



A powerful combination …

Growth	• Underground potential (Obuasi) • Land positions • Potential of improved operating performance	✓
Synergies	• Consolidation of Geita ownership • Financing, administrative costs • Technical expertise	✓
Scale [1]	• #1 in reserves • Leading gold producer • US$1 billion EBITDA [2]	✓
Operating strength	• Competitive cash costs • Long-life assets • Well diversified asset base	✓
Investment appeal	• c. US$8.3 billion market capitalisation [3] • Enhanced share trading liquidity • c. 2/3 trading in North America [4]	✓

Notes:

1 Based on public filings

2 Pro forma 2002 earnings before interest, tax, depreciation and amortisation ("EBITDA") calculated in accordance with International Financial Reporting Standards

3 Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti

4 Based on share trading volumes for the twelve months up to and including 1 August 2003 the trading day prior to announcement (source: Datastream)

Supplementary materials

APPENDIX

Company summary



Fact sheet

	AngloGold Stand-alone	Ashanti Stand-alone
Ordinary shares outstanding (m)	222.8	130.3
Share price (US$) [1]	32.15	8.36[2]
Exchange ratio		0.26
Market capitalisation (US$m)	7,163	1,089[2]
2002 Reserves (Moz)	71.2	22.0
Contribution to combined group (%)	*76*	*24*
2002 production ('000 oz) (attributable)	5,702	1,554
Contribution to combined group (%)	*79*	*21*
(US$m)		
Debt	891	292
Cash	311	48
Net debt	580	244
Shareholders' equity	1,622	478
Shareholding in combined group (%)	87	13

Source: 2003 Second quarter report, except where stated. Financial information for AngloGold is presented in accordance with International Financial Reporting Standards and financial information for Ashanti is presented in accordance with UK GAAP

Notes:

1 As at close 1 August 2003, the trading day prior to announcement for AngloGold (Source: Datastream) and the effective share price implied by the offer for Ashanti

2 Implied offer value

anglogold

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED

Asset base



		2002		
Mine	**% ownership**	**Attributable production ('000 oz)**	**Total cash costs (US$ / oz)**	**Attributable reserves (Moz)[1]**
South African				
Great Noligwa	100	880	124	6.9
Kopanang	100	511	165	6.0
Tau Lekoa	100	311	192	3.9
Surface operations—Vaal River	100	99	137	2.4
Ergo	100	264	184	0.8
Mponeng	100	466	178	9.5
Savuka	100	236	245	2.7
TauTona	100	643	132	6.3
Moab Khotsong	100	–	–	9.0
Surface operations—West Wits	100	2	46	0.0
East & West Africa				
Geita	100	580	175	9.4
Morila	40	421	74	1.7
Navachab	100	85	147	0.6
Sadiola	38	182	163	1.2
Yatela	40	107	175	0.5

Source: AngloGold and Ashanti public filings as at 31 December 2002

Note:

1 Proven and probable reserves

Asset base (continued)



Mine	% ownership	2002		
		Attributable production ('000 oz)	Total cash costs (US$ / oz)	Attributable reserves (Moz)[1]
East & West Africa (continued)				
Iduapriem / Teberebie	80 / 90	157	241	2.1
Bibiani	100	242	189	0.8
Siguiri	85	229	241	1.8
Obuasi	100	537	207	11.9
Freda-Rebecca	100	98	214	0.4
Youga	45	–	–	0.2
North America				
Cripple Creek & Victor	100	225	187	4.3
South America				
Cerro Vanguardia	92.5	179	104	2.2
Morro Velho	100	205	131	1.7
Serra Grande	50	94	100	0.5

Source: AngloGold and Ashanti public filings as at 31 December 2002
Note:
1 Proven and probable reserves

Asset base (continued)



		2002		
Mine	**% ownership**	**Attributable production ('000 oz)**	**Total cash costs (US$ / oz)**	**Attributable reserves (Moz)[1]**
Australia				
Boddington	33.33	2	–	3.6
Sunrise Dam	100	382	177	2.6
Union Reefs	100	118	224	0.1
Totals		**7,256**	**168**	**93.2**

Source: AngloGold public filings as at 31 December 2002
Note:
1 Proven and probable reserves